

December 12, 2017

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

      Re: Akers Biosciences, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 11, 2017
           File No. 333-221746

Dear Mr. Gormally:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 11, 2017

Prospectus Cover Page , page i

1.   We note that there is no established public trading market for the Series B Preferred Stock. Please provide a fixed price at which you are offering the Series B Preferred Stock, or provide an analysis as to why this is not required. Refer to Item 501(b)(3) of Regulation S-K.

Incorporation of Information by Reference, page 100

2.   We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

Exhibits

3.   Please have counsel revise Exhibit 5.1 to opine on the legality of the Series B Preferred Stock and the Common Stock issuable upon conversion of Series B Preferred Stock.

        Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Joseph Lucosky - Lucosky Brookman LLP